                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            TD WATERHOUSE GROUP, INC.
                       (Name of Subject Company (Issuer))



                          TD WATERHOUSE HOLDINGS, INC.
                                 A SUBSIDIARY OF
                            THE TORONTO-DOMINION BANK
                      (Names of Filing Persons (Offerors))


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   87236210 8
                      (CUSIP Number of Class of Securities)

                          Christopher A. Montague, Esq.
                            The Toronto-Dominion Bank
                       P.O. Box 1, Toronto-Dominion Centre
                            Toronto, Ontario M5K 1A2
                                     Canada
                                 (416) 982-8345

                                 with a copy to:

                               Lee Meyerson, Esq.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000

                    (Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

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                            CALCULATION OF FILING FEE
                   Transaction valuation      Amount of filing fee
                            N/A                       N/A

[  ]     Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid: N/A
         Form or Registration No.: N/A
         Filing Party: N/A
         Date Filed: N/A

[X]      Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]       third-party tender offer subject to Rule 14d-1.
                                              ----------

[  ]      issuer tender offer subject to Rule 13e-4.
                                         ----------

[X]       going-private transaction subject to Rule 13e-3.
                                               ----------

[  ]      amendment to Schedule 13D under Rule 13d-2.
                                          ----------

[  ]      Check the following box if the filing is a final amendment reporting the results of the tender offer:

[  ]








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RELEASE: OCTOBER 10, 2001


                     TD BANK ANNOUNCES CASH TENDER OFFER FOR
                            TD WATERHOUSE GROUP, INC.

    TD BANK CASH OFFER OF US$9 PER SHARE (OR THE CANADIAN DOLLAR EQUIVALENT) REPRESENTS A 45% PREMIUM TO SHAREHOLDERS OVER YESTERDAY'S CLOSING PRICE

     "GOING PRIVATE" TRANSACTION WOULD SEE TD ACQUIRE THE APPROXIMATELY 12%
             OF TD WATERHOUSE COMMON SHARES IT DOES NOT ALREADY OWN

TORONTO/NEW YORK - The Toronto-Dominion Bank (TD Bank) (NYSE/TSE: TD), through its wholly owned subsidiary, TD Waterhouse Holdings, Inc., today announced a tender offer for all of the approximately 12% of the outstanding shares of TD Waterhouse Group's common stock that TD Bank and TD Waterhouse Holdings do not already own.

TD Bank is offering to acquire the balance of TD Waterhouse Group's stock at US$9 per share (or the Canadian dollar equivalent) in cash, representing a 45% premium over yesterday's closing price of US$6.20. The offer is conditioned upon the acquisition of sufficient shares such that TD Bank will own at least 90% of the outstanding TD Waterhouse Group common stock. Any shares not acquired in the tender offer are expected to be acquired in a subsequent "short form" merger transaction at the same US$9 per share (or the Canadian dollar equivalent) cash price.

TD Bank intends to fund the tender offer, in part, through a common equity offering in Canada of CDN$350 million, led by TD Securities. The shares will be issued at a price of CDN$36.50 per share. The tender offer for TD Waterhouse is not conditioned on completion of the common equity offering.

TD Bank noted that the operating business environment has changed considerably since the initial public offering of TD Waterhouse Group in 1999. TD Waterhouse continues to be an integral component to TD's overall strategy, and in particular to TD's retail financial services strategy outside Canada. Increasingly, the integration of financial services - in brokerage and banking
- is what customers are looking for. TD Bank expects that having TD Waterhouse as a wholly owned subsidiary will both maximize simplicity in TD Bank's and TD Waterhouse's operations, and provide the operating flexibility to enable TD Bank to meet customer needs. Based on analysts' estimates of TD Waterhouse's projected earnings for fiscal 2002, this tender offer is expected to be approximately 1% dilutive to TD Bank's 2002 earnings.

In a separate and unrelated announcement, TD Securities said today that it will undertake a strategic restructuring of its operations. As a result, TD Bank will record a one-time restructuring charge of approximately CDN$160 million in the fourth fiscal quarter of 2001. TD continues to be comfortable that its fourth-quarter core operating cash earnings (excluding the one-time restructuring charge) will fall within the range of per share earnings as estimated by financial analysts that cover TD Bank.


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ABOUT THE TENDER OFFER

TD Bank expects to commence the tender offer as soon as is practicable, probably early in the week of October 15, 2001. Once the tender offer is commenced, TD Bank will mail offering materials to TD Waterhouse Group shareholders, and will file all necessary information with the U.S. Securities and Exchange Commission as well as Canadian securities commissions.

The commencement and completion of the tender offer and, if the tender offer is completed, the consummation of the merger do not require any approval by the TD Waterhouse board of directors and TD Bank has not asked the TD Waterhouse board of directors to approve the offer or the merger. Under applicable law, TD Waterhouse is required to file with the SEC a statement as to its position on the offer as well as other required information, within 10 business days of the date on which the offer is commenced

BUSINESS AS USUAL FOR CUSTOMERS AND EMPLOYEES

It will be business as usual for TD Waterhouse's customers around the world as a result of this transaction. They will see no changes to their day-to-day interactions with TD Waterhouse as a result of this tender offer.

No impact on TD Waterhouse Group employment levels is expected as a result of this tender offer.

ABOUT TD BANK FINANCIAL GROUP

TD Bank (www.td.com), a Canadian chartered bank, was, as of July 31, 2001, the second largest Canadian bank in terms of market capitalization. TD Bank and its subsidiaries are collectively known as TD Bank Financial Group, which offers a full range of financial services and products to approximately 13 million customers in Canada and around the world. TD is organized into four main businesses: TD Canada Trust, a leader in personal and commercial banking in Canada; TD Securities, a force in investment banking in Canada, the U.S. and abroad; TD Waterhouse Group, the world's second largest broker to the self-directed investor; and TD Wealth Management, one of Canada's largest asset managers. TD Waterhouse Holdings is a holding company which owns, in addition to TD Waterhouse Group, all of the stock of TD Waterhouse Bank and some other related financial services businesses.

NOTICE FOR TD WATERHOUSE GROUP STOCKHOLDERS

Investors are urged to read TD Bank's and TD Waterhouse Holdings' tender offer statement and other relevant documents regarding the tender offer filed with the Securities and Exchange Commission (SEC) when they become available because they will contain important information. Investors will be able to receive these documents (when they become available), as well as other documents filed by TD Waterhouse Holdings or TD Bank with the SEC, free of charge at the SEC's web site, www.sec.gov,





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on the Ontario Securities Commission website at www.sedar.com, or from TD Bank at (416) 308-6963, ATTN: Secretary.

The information presented above may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in TD Bank's and TD Waterhouse's public reports filed with the SEC.

ABOUT TD BANK'S COMMON EQUITY FINANCING

A prospectus relating to the common equity financing referred to in this release has not yet been filed with Canadian securities regulators. The equity may not be sold nor may offers to buy be accepted prior to the time the prospectus, once filed, becomes effective. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the equity in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities law of that jurisdiction. These securities have not been, and will not be, registered under the U.S. Securities Act of 1933. Accordingly, these securities may not be offered, sold or delivered within the United States or to or for the account or benefit of U.S. persons.




For further information, please contact:             Dan Marinangeli
                                                     Executive Vice President
                                                      & CFO
                                                     TD Bank Financial Group
                                                     (416) 982-8002

                                                      Kym Robertson
                                                      VP External Communications
                                                      TD Bank Financial Group
                                                      (416) 308-2363






                                  #   #   #
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The following memorandum was distributed by e-mail by Charlie Baillie, Chairman and CEO, TD Bank Financial Group, to certain employees of TD Bank Financial Group. The press release announcing the tender offer, as well as a press release announcing a restructuring by TD Bank, were attached to this memorandum.


To: TDBFG AVPs and above

I wanted to update you on two media releases we issued this afternoon.

One announces our offer to acquire the balance of TD Waterhouse Group's stock which we and our affiliates do not already own at US$9 per share (or the Canadian dollar equivalent) in cash, representing a 45% premium over yesterday's closing price of US$6.20.

The offer will return TD Waterhouse to the status of a wholly owned company within TD Bank Financial Group. The operating business environment has changed considerably since the initial public offering of TD Waterhouse Group in 1999. TD Waterhouse continues to be an integral component to TD's overall strategy, and in particular to TD's retail financial services strategy outside Canada. Increasingly, the integration of financial services - in brokerage and banking
- is what customers are looking for.

TD Bank expects that having TD Waterhouse as a wholly owned subsidiary will both maximize simplicity in TD Bank's and TD Waterhouse's operations, and provide the operating flexibility to enable TD Bank to meet customer needs. Based on analysts' estimates of TD Waterhouse's projected earnings for fiscal 2001, this tender offer is expected to be approximately 1% dilutive to TD Bank's 2002 earnings.

Following the successful conclusion of the tender offer and merger which will follow it, TD Waterhouse stock will no longer be listed on the NYSE or TSE. We intend to fund the tender offer in part through a common equity offering in Canada of $350 million CDN.

We have just announced the offer and have not yet filed the tender offer documents. Because of this, we are in what is known as a blackout period. This means that between this announcement and the filing of documents with the Securities and Exchange Commission (SEC) no one can provide any more information than is contained in the press release. As you all know, the securities laws require that all stockholders be treated equally, so we will not be in a position to give you any more information than any other stockholder would receive. At the time the tender offer filing is made, which is expected next week, there will be more facts available but the information will be limited to what is available to all stockholders.

In a separate and unrelated announcement, TD Securities announced that it will be undertaking a strategic restructuring that will decrease expenses and better position the firm for long-term growth. As a result, TD Securities will be reducing its workforce by approximately 7 per cent or 200 positions around the globe, and will be incurring a one time restructuring charge of approximately $160 million CDN in the fourth quarter of fiscal 2001.

As Don Wright notes in the press release "the majority of the workforce reductions will be occurring over the next 30 days and we are committed to ensuring that employees affected by this restructuring will be treated with dignity and fairness".

Investors are urged to read TD Bank's and TD Waterhouse Holdings' tender offer statement and other relevant documents regarding the tender offer filed with the Securities and Exchange Commission (SEC) when they become available because they will contain important information. Investors will be able to receive these documents (when they become available), as well as other documents filed by TD Waterhouse Holdings or TD Bank with the SEC, free of charge at the SEC's web site, www.sec.gov, on the Ontario Securities Commission website at www.sedar.com, or from TD Bank at (416) 308-6963, ATTN: Secretary.

The information presented above may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in TD Bank's and TD Waterhouse's public reports filed with the SEC.

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